

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2025

Ronald South
Senior Vice President, Chief Financial Officer
Henry Schein Inc.
135 Duryea Road
Melville NY 11747

      **Re:  Henry Schein Inc.**
           **Form 10-K for Fiscal Year Ended December 28, 2024**
           **File No. 000-27078**

Dear Ronald South:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services